Exhibit 99.2

ACHILLES THERAPEUTICS PLC

Company number: 13027460

(the “Company”)

PROXY FORM

for use at the annual general meeting of the Company

to be held at 245 Hammersmith Road, London, United Kingdom, W6 8PW on 28 June 2021 at 17:00 (UK time)

(the “AGM”)

PLEASE READ THE NOTES BELOW BEFORE COMPLETING THIS PROXY FORM IN BLACK INK AND BLOCK CAPITALS

We, being a member of the Company, appoint the Chairman of the AGM as our proxy to exercise all or any of our rights to attend, speak and vote on our behalf at the AGM of the Company to be held at the Company’s registered office on 28 June 2021 at 17:00 pm (UK time) and at any adjournment of the AGM.

This proxy form relates to the resolutions to be proposed at the AGM as set out in the notice of AGM dated 26 May 2021 (the “Resolutions”) and reproduced below, and any other business transacted at the AGM and at any adjournment of the AGM.

We direct our proxy to vote on the Resolutions as instructed on this proxy form.

Please give your instructions in respect of the Resolutions by putting the relevant numbers of votes in the appropriate box.

Ordinary Resolutions	Votes For	Votes Against	Votes Abstained	Total Votes Cast
1. THAT Edwin Moses, who retires by rotation in accordance with the articles of association, be re-elected as a director of the Company.
2. THAT Iraj Ali, who retires by rotation in accordance with the articles of association, be re-elected as a director of the Company.
3. THAT Carsten Boess, who retires by rotation in accordance with the articles of association, be re-elected as a director of the Company.
4. THAT Derek DiRocco, who retires by rotation in accordance with the articles of association, be re-elected as a director of the Company.

Ordinary Resolutions	Votes For	Votes Against	Votes Abstained	Total Votes Cast
5. THAT Michael Giordano, who retires by rotation in accordance with the articles of association, be re-elected as a director of the Company.
6. THAT Julie O’Neill, who retires by rotation in accordance with the articles of association, be re-elected as a director of the Company.
7. THAT KPMG LLP, an English registered limited liability partnership, be re-appointed as UK statutory auditors of the Company, to hold office until the conclusion of the next annual general meeting.
8. THAT the Company’s Audit Committee be authorised to determine the Company’s auditors’ remuneration for the fiscal year ending 31 December 2021.

Special Resolution	Votes For	Votes Against	Abstained	Total Votes Cast

9.  THAT with effect from the conclusion of the meeting the articles of association of the Company be amended by deleting article 11.4(a) in its entirety and replacing it with the following new article 11.4(a):

    “11.4(a) convert the Conversion Shares into Ordinary Shares and the holders of the Company’s A Ordinary Shares will be deemed to have consented to such Conversion in accordance with section 630(2)(a) of the Act; and”

Please complete your details below and sign and date where indicated before returning this form.

Name of member	Address	Signature (and capacity if applicable) (see Notes (3) & (4))	Date
BNY (Nominees) Limited	160 Queen Victoria Street, London, EC4V 4LA	By: Name: Title:	2021

NOTES:

(1)

A member may appoint another person as proxy to exercise all or any of his/her rights to attend, speak and vote at the AGM. A proxy need not be a member of the Company. You may appoint more than one proxy in relation to the AGM, provided that each proxy is appointed to exercise the rights attached to a different share or shares. Subject to Note (2) below, your appointment of a proxy will not preclude you from attending and voting in person at the AGM.

(2)

If you wish to appoint the Chairman of the AGM as your proxy, please leave these boxes blank. The Chairman will be deemed to be your proxy if you sign and return this proxy form without having filled in these boxes. If you wish to appoint a person other than the Chairman as your proxy, please (a) delete the words “the Chairman of the AGM”; (b) give the full name and address of your chosen proxy; and (c) liaise with your proxy as necessary to ensure that he/she complies with your instructions. In light of the Covid-19 pandemic and the UK Government’s current guidance regarding social distancing and the prohibition of public gatherings, you are encouraged to appoint the Chairman of the AGM as your proxy. As things currently stand, shareholders are not allowed to attend the AGM in person and all shareholders should appoint a proxy to ensure that the AGM is quorate and to vote on the proposed resolutions. Any shareholder seeking to attend the AGM in person will be refused entry. If you appoint any other person other than the Chairman of the AGM or the Chief Executive Officer of the Company as your proxy, that person will not be allowed to attend the AGM.

(3)

If a member is a corporation, this proxy form must be executed under its common seal or signed on its behalf by a duly authorised officer or attorney, who must state the capacity in which he/she signs (e.g. director). If a member is an individual, this proxy form must be signed by him/her or by his/her attorney (stating in the latter case that it is signed in the capacity of attorney).

(4)

In the case of joint holders of shares, only the vote of the senior holder who votes (and any proxies duly appointed by him/her) may be counted by the Company. The senior holder of a share is determined by the order in which the names of the joint holders appear in the Company’s register of members. If joint shareholders purport to appoint different proxies, only the appointment made by the most senior shareholder will count.

(5)

To be effective, this proxy form must be completed, signed and sent (together with any power of attorney or other authority under which an appointment is made or a duly certified copy) to Daniel Hood (d.hood@achillestx.com) so as to be received not later than 17:00 (London time) on 24 June 2021 or, if the meeting is adjourned, not less than 48 hours before the time appointed for holding any adjourned meeting.

(6)

Proxy forms, any power of attorney or other authority under which an appointment is made or a duly certified copy and any notice of termination of the authority of a proxy may be sent by electronic means to the electronic address specified in Note (5) and will not be validly received by the Company if they are sent to any other electronic address. Only proxy forms and other documents and information of the specified type will be validly received at that address.

(7)

No electronic address set out in the notice of AGM, this proxy form or any other document relating to the AGM may be used to send information or documents to the Company, including documents or information relating to proceedings at the AGM, except as provided in Note (5). Any electronic communication received by the Company that is found to contain any virus will not be accepted.

(8)

If more than one proxy appointment is returned in respect of the same holding of shares, the proxy appointment received last by electronic means to the electronic addresses specified in Note (5) before the latest time for the receipt of proxies will take precedence.

(9)

If you wish to revoke an appointment you make under this proxy form, you may do so by delivering a notice in writing, to arrive before the start of the AGM (or any adjourned AGM) to which it relates by electronic means to the electronic addresses specified in Note (5).